Mail Stop 3561

August 19, 2009

Russell A. Boss
Chairman
A. T. Cross Company
One Albion Road
Lincoln, RI 02865

      Re: **A. T. Cross Company**
            Form 10-K for Fiscal Year Ended January 3, 2009
            Filed March 18, 2009
            Definitive Proxy Statement on Schedule 14A
            Filed March 26, 2009
            Form 10-Q for the Fiscal Quarter Ended April 4, 2009
            Filed May 13, 2009
            Form 10-Q for the Fiscal Quarter Ended July 4, 2009
            Filed August 12, 2009
            File No. 001-06720

Dear Mr. Boss:

      We have reviewed your filings and have the following comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. You should comply with the comment in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of your response, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended January 3, 2009

Item 15. Exhibits, Financial Statement Schedules

1.   We note your response to comment six in our letter dated July 10, 2009, and we
        re-issue that comment. We note that certain of the schedules and all of the
        exhibits are omitted from Exhibit 10.9. Please file a complete copy of the exhibit
        with your next periodic report filed under the Securities Exchange Act of 1934.

                                        * * * * *

        As appropriate, please respond to this comment within 10 business days or tell us
when you will provide us with a response. Please furnish a cover letter that keys your
response to our comment. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your response to our
comment.

        You may contact Brian McAllister at (202) 551-3341 or Ryan Milne at
(202) 551-3688 if you have questions regarding comments on the financial statements
and related matters. Please contact Damon Colbert at (202) 551-3581 or David Link at
(202) 551-3356 with any other questions.

                                                Sincerely,

                                                John Reynolds
                                                Assistant Director

cc: Kevin F. Mahoney
        Fax: (401) 333-3912